--------------------------
                                                     OMB APPROVAL
                                                     --------------------------
                                                     OMB Number: 3235-0157
                                                     Expires: March 31,2002
                                                     Estimated average burden
                                                     hours per response......3
                                                     --------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [x]  Merger

     [ ]  Liquidation

     [ ] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: CIGNA Variable Products Group

3.   Securities and Exchange Commission File No.: 811-5480

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [ ] Initial Application                  [X] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): c/o CIGNA Investment Advisors, Inc.
                           280 Trumbull Street
                           Hartford, CT  06103

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form: Jeffrey S. Winer, Esq. c/o CIGNA Investment Advisors, Inc.
                           280 Trumbull Street, H16C
                           Hartford, CT  06103
                           (860)757.7276

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules

 31a-1 and 31a-2 under the Act [17 CFR 270.31 a-I, .31 a-2]:
                           Jeffrey S. Winer, Esq.
                           c/o CIGNA Investment Advisors, Inc.
                           280 Trumbull Street, H16C
                           Hartford, CT  06103
                           (860)757.7276

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31 a-1 and 31 a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [x]  Management company;

     [ ] Unit investment trust; or

     [ ] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [x]  Open-end     [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Massachusetts

11. Provide the name and address of each investment adviser of the fund including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     CIGNA Investment Advisors, Inc.
     280 Trumbull Street
     Hartford, CT  06103

     Merrill Lynch Investment Managers, L.P.
     800 Scudders Mill Road
     Plainsboro, NJ  08536
     (sub-adviser to S&P 500 Index series)

     Mellon Equity Associates, LLP 500 Grant Street Pittsburgh, PA 15258-0001 (sub-adviser to S&P 500 Index series)

     Pacific Investment Management Company LLC
     840 Newport Center Drive
     Newport Beach, CA  92660
     (sub-adviser to Core Plus Bond series)

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Not  applicable

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and addressees):

     (b)  Trustee's name(s) and addressees):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [x]Yes [ ]No

     If Yes, for each UIT state:
     Name(s): CG Variable Annuity Account I; CG Variable Annuity Account II;
              CG Corporate Insurance Variable Life Separate
              Account 02; CG Variable Life Insurance Separate Account A

     File Nos.: 811-1664; 811-1819; 811-7563; 811-7317

     Business Address: c/o Connecticut General Life Insurance Company
                        280 Trumbull Street
                        Hartford, CT  06103

     Name(s):  CG Variable Life Insurance Separate Account II

     File Nos.:  811-8970

     Business Address:  c/o The Lincoln National Life Insurance Company
                        350 Church Street
                        Hartford, CT 06103-1106

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [x]Yes [ ]No

          If Yes, state the date on which the board vote took place:
          December 20, 2004 (for the Money Market and Core Plus Bond series) and February 24, 2005 (for the S&P 500 Index series)

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [x] Yes [ ] No

          If Yes, state the date on which the shareholder vote took place:
          April 21, 2005 (for the Money Market and Core Plus Bond series) and April 27, 2005 (for the S&P 500 Index series)

          If No, explain:

II.      Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [x] Yes  [ ] No

     (a) If Yes, list the date(s) on which the fund made those distributions:
         April 22, 2005 (for the Money Market and Core Plus Bond series) and April 29, 2005 (for the S&P 500 Index series)
     (b) Were the distributions made on the basis of net assets?

         [x] Yes [ ] No

     (c) Were the distributions made pro rata based on share ownership?

         [x] Yes [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e) Liquidations only:
         Were any distributions to shareholders made in kind?

         [ ] Yes  [ ] No

         If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only: Has the fund issued senior securities?

     [ ] Yes  [ ] No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:
                                        6

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [x] Yes  [ ] No

     If no,
     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ] Yes  [x] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ] Yes  [x] No

     If Yes,
     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

     [ ] Yes  [ ] No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes  [x] No

     If Yes,
     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   Information About Event(s) Leading to Request For Deregistration

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)   Legal expenses: $184,736

          (ii)  Accounting expenses: $70,600

          (iii) Other expenses (list and identify separately):
                - printing: $10,281
                - proxy solicitor: $42,711
                - tail insurance premium: $29,532

          (iv) Total expenses (sum of lines (i)-(iii) above): $337,860

     (b)  How were those expenses allocated?
          All expenses were allocated to CIGNA Investment Advisors, Inc., The Dreyfus Corporation (relative to the S&P 500 Index series) and Pacific Investment Management Company LLC
          (relative to the Money Market and Core Plus Bond series)

     (c)  Who paid those expenses?
          All expenses were paid by CIGNA Investment Advisors, Inc., The Dreyfus Corporation (relative to the S&P 500 Index series) and Pacific Investment Management Company LLC (relative to the Money Market and Core Plus Bond series)

     (d) How did the fund pay for unamortized expenses (if any)? Not applicable

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [x] Yes  [ ] No

     If Yes, cite the release numbers of the Commission's notice and order or order has been issued, the file number and date the application was filed:
     Separate applications for each of the three series of the fund were filed on June 15, 2005, as follows:
     Series            Accession Number
     ------            ----------------
     S&P 500 Index     0001145443-05-001390*
     Core Plus Bond    0001145443-05-001391
     Money Market      0001145443-05-001392

     *Form N-8f for the S&P 500 Index series was inadvertently filed twice. The accession number for the other, duplicate filing is 0001145443-05-001393.

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ] Yes  [x] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes [x] No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a)  State the name of the fund surviving the Merger:

     The fund had three series: S&P 500 Index; Core Plus Bond; and Money Market. Each series was merged into another fund in separate reorganizations. The names of the surviving funds are:
             Dreyfus Stock Index Fund, Inc. (for S&P 500 Index series)
             PIMCO Total Return Portfolio (for Core Plus Bond series)
             PIMCO Money Market Portfolio (for Money Market series)

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811-5719 (for S&P 500 Index series) 811-8399 (for Core Plus Bond and Money Market series)

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                    For Core Plus Bond and Money Market series:
                    File (Accession) Number: 0001193125-05-006124
                    Form Type: N-14
                    Date Filed: January 13, 2005

                    For S&P 500 Index series:
                    File (Accession) Number: 0000899681-05-000187
                    Form Type: N-14
                    Date Filed: February 18, 2005

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

The undersigned states that(i)he has executed this Form N-8F application for an order under section 8(f)of the Investment Company Act of 1940 on behalf of CIGNA Variable Products Group,(ii) he is the Vice President and Secretary of CIGNA Variable Products Group, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

------------------------
Jeffrey S. Winer
Vice President and Secretary
CIGNA Variable Products Group